Exhibit 99.(a)(7)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

abrdn U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@abrdn.com

ABRDN EMERGING MARKETS EX-CHINA FUND, INC. (AEF) ANNOUNCES

FINAL RESULTS OF CASH TENDER OFFER

(Philadelphia, February 25, 2025) – abrdn Emerging Markets Equity ex-China Fund, Inc. (formerly, abrdn Emerging Markets Equity Income Fund, Inc.) (NYSE American: AEF), announced today the final results of its cash tender for up to 10,150,355 shares, representing approximately 20% of the Fund’s outstanding shares. The offer expired at 5:00 p.m. New York City time on February 20, 2025.

Based on information provided by Computershare Trust Company N.A., the depositary of the tender offer, approximately 36,746,773 shares of common stock or 72.4% of the Fund’s outstanding stock were properly tendered, and the Fund has accepted, subject to adjustment for fractional shares, 10,150,355 shares for cash payment at a price equal to $6.07, which represents 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE American on February 21, 2025. Since the total number of shares tendered exceeded the number of shares the Fund offered to purchase, all tenders of shares were subject to proration (at a ratio of approximately 0.27624999) in accordance with the terms of the tender offer. Following the purchase of the properly tendered shares, the Fund will have 40,601,423 outstanding shares.

Effective February 24, 2025, under normal circumstances, the Fund now invests at least 80% of its net assets (plus any borrowings for investment purposes) in emerging markets (excluding China) equity securities and the Fund’s name was changed. As part of the Board’s commitment to shareholders relating to the investment strategy changes, the Board has adopted a policy (the “Policy”) pursuant to which it will cause the Fund to conduct a one-time tender offer for twenty percent (20%) of its then issued and outstanding shares of common stock on or before June 30, 2028, if the Fund’s total return investment performance measured on a NAV basis does not equal or exceed the total return investment performance of the MSCI Emerging Markets ex-China Index (Net Daily Total Return) during the period commencing on March 1, 2025 and ending on February 28, 2028. The price at which shares are to be tendered and other terms and conditions of such tender offer would be determined by the Board in its discretion based on its review and consideration of the then-current size of the Fund, market conditions and other factors it deems relevant.

For more insights into the updated investment strategy, listen to the recent podcast interview with Portfolio Manager Nick Robinson available on the Fund’s website.

Important Information

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.abrdnaef.com or by calling the Fund’s Investor Relations at 1-800-522-5465.

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

abrdnaef.com

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